FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __✓__ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No__✓______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Report for the quarter ended February 28, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date April 17, 2002

By______________
(Signature)
Frederic Hewett, CEO and President

QUARTERLY AND YEAR END REPORT
BC FORM 51-901
British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer	**For Quarter Ended**	**Date of Report** YY/MM/DD
NDT VENTURES LTD.	**February 28, 2002**	02/04/15
Issuer's Address	**Issuer's Fax No.**	**Issuer's Telephone No.**
860 – 625 Howe Street Vancouver, B.C. V6C 2T6	(604) 689-5041	(604) 687-7545
Contact Person	**Contact's Position**	**Contact Telephone No.**
Fred G. Hewett	President	(604) 687-7545
Contact Email Address	**Web Site Address**	
info@northair.com	www.northair.com/ndt	

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed YY/MM/DD
[signature]	Fred G. Hewett	02/04/17
Director's Signature	Print Full Name	Date Signed YY/MM/DD
[signature]	D. Bruce McLeod	02/04/17

NDT VENTURES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
Canadian Funds – Prepared Without Audit

	February 28 2002	2001	May 31 2001
ASSETS	$	$	$
Current			
Cash and short term deposits	**2,013,818**	2,803,363	2,608,693
Accounts receivable	**8,943**	7,120	11,885
	2,022,761	2,810,483	2,620,578
Resource property costs (Note 4)	**712,010**	2,334,760	739,779
Investments (Note 2)	**135,081**	89,055	51,146
Mining Equipment (Note 3)	**16,364**	23,226	21,115
Incorporation costs	**-**	3,758	-
	2,886,216	5,261,282	3,432,618
LIABILITIES			
Current			
Accounts payable and accrued liabilities	**10,852**	222	89,471
Due to related parties (Note 6)	**12,142**	19,660	18,916
	22,994	19,882	108,387
SHAREHOLDERS' EQUITY			
Share Capital (Note 5)	**23,162,412**	23,162,412	23,162,412
Deficit	**(20,299,190)**	(17,921,012)	(19,838,181)
	2,863,222	5,241,400	3,324,231
	2,886,216	5,261,282	3,432,618

On Behalf of the Board:

Fred G. Hewett
Director

D. Bruce McLeod
Director

See Accompanying Notes to the Interim Financial Statements

NDT VENTURES LTD.
INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
Canadian Funds – Prepared Without Audit

	Three months Ended February 28		Nine months Ended February 28	
	2002 - $	2001 - $	**2002 -$**	2001 - $
General and Administrative Expenses				
Administration fees	**45,000**	51,000	**135,000**	141,000
Salaries	**10,424**	16,363	**49,817**	53,665
Legal and accounting	**664**	-	**29,281**	13,233
Regulatory compliance	-	-	**19,569**	9,682
Promotion and travel	**4,603**	6,713	**16,049**	20,064
Office and sundry	**7,953**	(3,477)	**10,808**	13,066
Investor relations	**2,686**	5,528	**10,742**	30,420
Listing and filing fees	**2,943**	1,780	**5,014**	5,935
Amortization	**1,584**	2,111	**4,751**	6,148
Transfer agent fees	**646**	1,158	**3,021**	4,801
Foreign exchange loss (gain)	**(323)**	4,787	**(1,082)**	(826)
Loss before the Undernoted	**(76,180)**	(85,963)	**(282,970)**	(297,188)
Write off of resource costs	**(52,504)**	(110,986)	**(188,908)**	(466,171)
Write-down of investments	**(6,318)**	(10,843)	**(20,871)**	(10,843)
Interest income	**125**	38,663	**31,740**	135,340
Loss for the period	**(134,877)**	(169,129)	**(461,009)**	(638,862)
Deficit - Beginning of period	**(20,164,313)**	(17,751,883)	**(19,838,181)**	(17,282,150)
DEFICIT - END of the period	**(20,299,190)**	(17,921,012)	**(20,299,190)**	(17,921,012)
EARNINGS (LOSS) PER SHARE				
- Basic	**$(0.01)**	(0.01)	**(0.02)**	$(0.03)

CONSOLIDATED STATEMENT OF CASH FLOW – *Prepared Without Audit*

	Three months Ended February 28		Nine months ended February 28	
	2002	2001	**2002**	2001
CASH RESOURCES PROVIDED BY (USED IN)				
Operating activities				
Net income (loss) for the period	**(134,877)**	(169,129)	**(461,009)**	(638,862)
Items not affecting cash				
Resource costs written off	**52,504**	110,986	**188,908**	466,171
Write-down of investments	**6,318**	10,843	**20,871**	10,843
Amortization	**1,584**	2,111	**4,751**	6,148
	(74,471)	(45,189)	**(246,479)**	(155,700)
Changes in non-cash working capital	**4,180**	(41,437)	**(82,451)**	9,327
	(70,291)	(86,626)	**(328,930)**	(146,373)
Investing activities				
Resource property costs	**(66,710)**	(323,514)	**(265,945)**	(1,076,981)
Capital assets	-	-	-	(3,691)
Incorporation of subsidiary	-	-	-	(3,758)
	(66,710)	(323,514)	**(265,945)**	(1,084,430)
Net decrease in cash	**(137,001)**	(410,140)	**(594,875)**	(1,230,803)
Cash position - Beginning	**2,150,819**	3,213,503	**2,608,693**	4,034,166
Cash position - Ending	**2,013,818**	2,803,363	**2,013,818**	2,803,363

See Accompanying Notes to the Interim Financial Statements

Schedule 1

NDT VENTURES LTD.
INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTY COSTS
Canadian Funds – Prepared Without Audit

	Three months Ended February 28		Nine months ended February 28	
	2002	2001	**2002**	2001
DIRECT – MINERAL	$	$	$	$
Deferred Exploration Costs				
Antaña, Peru				
Supervision	-	11,221	**8,079**	46,455
Field geology	-	16,679	**6,234**	153,182
Assays, travel, general and miscellaneous	**378**	29,638	**378**	89,076
Road and drill construction	-	(1,389)	-	28,877
RVC drilling	-	145,152	-	145,152
Magma, Argentina				
Property maintenance	-	3,008	**5,350**	5,012
Amarok, Nunavut				
Personnel	**11,507**	-	**28,702**	-
Surveying, sampling and prospecting	**366**	-	**15,680**	-
Permits, licenses, fees	**769**	-	**13,687**	-
Expediting and general	**1,328**	-	**5,212**	-
South Voisey's Bay, Labrador				
Field and general	**956**	-	**8,406**	-
Coshuros, Peru				
Labour			-	7,266
Assays			-	6,109
Voisey's Bay, Labrador				
Care and maintenance (recoveries)	-	(2,179)	-	(128,092)
Property evaluation				
South America, properties not acquired				
Supervision and labour	**27,241**	23,787	**75,389**	59,975
Outside consulting and costs	-	14,410	**9,152**	101,872
Assays	-	9,179	-	26,611
Field and general	**1,470**	3,158	**10,417**	28,893
Travel and accommodation	**2,525**	5,635	**6,472**	29,148
Canada, properties not acquired				
Labour	**17,530**	28,203	**59,670**	38,684
Field, travel and general	**2,641**	67	**8,528**	2,661
Cost for the period	**66,711**	286,569	**261,355**	640,881
Balance - Beginning of period	**639,256**	1,492,188	**681,232**	1,427,483
Transfer of property interest to SBVN	-	-	**(104,806)**	-
Write-off of costs	**(52,504)**	(110,987)	**(184,318)**	(400,594)
Balance - Deferred Exploration	**653,463**	1,667,770	**653,463**	1,667,770

See Accompanying Notes to the Interim Financial Statements

Schedule 1

NDT VENTURES LTD.
INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTY COSTS
- Continued -
Canadian Funds – Prepared Without Audit

	Three months Ended February 28		Nine months ended Feb. 28	
	2002	2001	**2002**	2001
Deferred Acquisition Costs				
Antaña, Peru				
Finders fees	-	21,211	**4,590**	44,152
Property payments	-	-	-	302,000
Surface rights	-	15,734	-	45,934
Coshuros, Peru				
Bid deposit	-	-	-	4,016
Cost for the period	-	36,945	**4,590**	396,102
Balance - Beginning of period	**58,547**	630,045	**58,547**	336,466
Write-off of costs	-	-	**(4,590)**	(65,578)
Balance - Deferred Acquisition	**58,547**	666,990	**58,547**	666,990

BALANCE OF RESOURCE PROPERTY COSTS	**February 28, 2002**	February 28 2001
Consists of:		
Deferred Exploration	**653,463**	1,667,770
Deferred Acquisition	**58,547**	666,990
	712,010	2,334,760

See Accompanying Notes to the Interim Financial Statements

Canadian Fund - Prepared Without Audit

1. Significant Accounting Policies

These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements.

2. Investments

Details are as follows:

	No. Of Shares	Carrying Value February 28, 2002 $	Carrying Value May 31, 2001 $
Public Company Securities [1]:			
Epicentrix Metals Corp.	175,882	**19,347**	33,418
Playfair Mining Ltd.	40,000	**5,200**	10,400
Latitude Minerals Corp.	13,915	**278**	278
Essex Resources Corp.	30,000	**900**	1,800
Oromin Explorations Ltd.	3,000	**4,550**	5,250
		30,275	51,146
Private Company Shares:			
SVBN (Note 4 b))	837,119	**104,806**	-
		135,081	51,146

(1) Represents minimal ownership percentage in each public company.

Investment in marketable securities are recorded at the lower of cost or market and represent less than 20% interest in the respective companies (i.e., no significant influence over these companies).

3. Capital Assets

Mining equipment:

	February 28, 2002	May 31, 2001
Cost	**$ 121,514**	$ 121,514
Accumulated Amortization	**105,150**	100,399
	$ 16,364	$ 21,115

4. Resource Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	**February 28,2002**	May 31, 2001
Canada				
Voisey's Bay, Labrador				
Takla	$ 48,334	$ 569,045	**$ 617,379**	$ 616,123
Donner	-	-	**-**	97,656
Amarok, Nunavut	-	63,281	**63,281**	-
South America				
Magma, Argentina	10,213	21,137	**31,350**	26,000
	$ 58,547	$ 653,463	**$ 712,010**	$ 739,779

	Acquisition Costs	Exploration Costs	Total February 28,2001	**February 28,2002**
Canada	$	$	$	
Voisey's Bay, Labrador				
Takla	48,334	564,629	612,963	**617,379**
4014 Newminex	-	45,619	45,619	-
Augusta	175,815	304,266	480,081	-
2405 Newminex	-	29,374	29,374	-
Barry	-	29,008	29,008	-
Donner	-	100,772	100,772	-
Other	-	252	252	
Amarok, Nunavut	-	-	-	**63,281**
South American				
Antaña, Peru	392,086	541,408	933,494	-
Mazo Cruz, Peru	41,538	18,228	59,766	-
Coshuros, Peru	4,016	13,375	17,391	-
Magma, Argentina	5,201	20,839	26,040	**31,350**
	$ 666,990	$ 1,667,770	2,334,760	**712,010**

a) Takla Claims

By agreement dated April 24, 1995, the Company earned a 51% interest from Takla Star Resources Ltd. ("Takla"), in and to the Takla Claims subject to a 1% NSR in favour of Takla, in consideration of 600,000 common shares, $90,000 and $2,500,000 of exploration expenditures. In addition, within 30 days of commencement of commercial production from mines established on the Takla claims, the company will issue 100,000 shares as bonus production shares to Takla for each deposit in respect of which a bankable feasibility study for a mine is received, to a maximum of 300,000 shares.

The Company and Takla formed a joint venture agreement effective 8 November 1996 to further explore and develop the Takla Claims. Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program. As at February 28, 2002, Takla's interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%. The company's interest will be relinquished if its interest becomes less than 5%.

b) South Voisey's Bay

On April 3, 2001, the Company together with four other companies entered into a shareholder's agreement pursuant to which each party vended their respective interests in mineral claims situated in the South Voisey's Bay (formerly referred to as Donner Claims) area of Labrador for equity shares, valued at $1 per share in a new company, SVB Nickel Ltd. ("SVBN"). Further exploration on these properties may be funded by way of capital contributions from each shareholder. The Company currently holds an aggregate of 837,119 shares of SBVN representing a 6.55% interest. Accordingly, the Company's related mineral costs have been transferred out of Resource Property Costs to Investments on the Balance Sheet in the current period (Note 2).

c) Amarok, Nunavut

Effective November 1, 2001, the Company acquired an option to earn an initial 51% in the Amarok gold project situated in Nunavut, Canada. To earn 51% the Company will be required to incur an aggregate of $375,000 of exploration expenditures, issue an aggregate of 500,000 (50,000 issued on March 18, 2002) shares, pay $30,000 in cash and deliver a set of bagpipes, by November 1, 2003. The Company may elect to earn a further 49% by completing an additional $750,000 in expenditures and issuing a further 500,000 shares on or before November 1, 2005. If the Company elects not to acquire 100% then the parties will form a joint venture.

5. **Share Capital**

a) Authorized: 100,000,000 common shares without par value

b) Issued and Fully Paid:

	Shares	Amount
Balance at February 28, 2002 and May 31, 2001	**25,626,978**	**$ 23,162,412**

c) The Company issued no securities during the current year-to-date period.

d) There are no escrow or pooling arrangements with respect to the Company's shares.

e) No options were granted during the current period. However the following stock options expired without exercise: 125,000 at October 27, 2001; 225,000 at January 30, 2002; and 150,000 at February 2, 2002.

f) Description of options, warrants and convertible securities outstanding:

	Number	Exercise Price ($)	Expiry
Options:			
Inisiders	20,000	0.38	April 2, 2002
Employees	15,000	0.38	April 2, 2002
Insiders	300,000	0.15	April 11, 2004
Employees	230,000	0.15	April 11, 2004
	565,000		

6. **Related Party Transactions**

Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investors relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $135,000 (2001 - $141,000) were paid to Northair during the current period.

7. **Legal Action**

On September 13, 2001, the Company was assessed a fine of $5,000 by the Province of Newfoundland for a breach of its Historical Resources Act. The Company has paid the fine and the cost has been included in legal and accounting expense.

8. **Segmented Information**

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows

February 28, 2002	Canada	South America	Total
Assets	**$ 2,854,866**	**$ 31,350**	**$ 2,886,216**
Capital Expenditures	**$ 139,884**	**$ 126,061**	**$ 265,945**
Loss for the Period	**$ 335,708**	**$ 125,301**	**$ 461,009**

February 28, 2001		Canada		South America		Total
Assets	$	4,224,621	$	1,036,661	$	5,261,282
Capital Expenditures (recovery)	$	(25,925)	$	1,110,355	$	1,084,430
Loss for the Period	$	392,363	$	246,499	$	638,862

9. **Income Taxes**

The company has approximately $12,350,000 of deferred mineral expenses available that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable non-capital losses for Canadian income tax purposes of approximately $739,000 that may be utilized to reduce taxes on future income. Unless utilized these losses will expire as follows:

Year	Amount $
2002	114,000
2003	115,000
2004	170,000
2007	170,000
2008	170,000

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

10. **Subsequent Events**

a) 35,000 stock options expired on April 2, 2002 without exercise.

b) On March 18, 2002, the Company received regulatory approval concerning its acquisition of the Amarok property and issued 50,000 shares to the vendor pursuant to the acquisition agreement.

11. **Comparative Figures**

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

SCHEDULE B: SUPPLEMENTAL INFORMATION

1. Analysis of Expenses and Deferred Costs

Refer to Schedule A – Interim Consolidated Financial Statements. The Interim Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Interim Consolidated Schedule of Resource Property Costs and Note 4 to the Interim Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 in the Financial Statements.

3. Summary of Securities Issued and Options Granted During the Year-to-Date Period

No securities were issued and no options were granted for the year-to-date period.

4. Summary of Securities as at February 28, 2002

See Note 5 of the Interim Consolidated Financial Statements.

5. Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary.

SCHEDULE C: MANAGEMENT DISCUSSIONS AND ANALYSIS

General

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

The Company's common shares trade on the TSX Venture Exchange ("TSVX") under the trading symbol **NDE** and on the OTC Bulletin Board (trading symbol: **NDTVF**).

In March 2002, the Company became a reporting issuer in Ontario pursuant to an order under the deeming provision of the Ontario Securities Commission policies.

In November 2001, NDT finalized an agreement with a third party, to acquire the Amarok property located 70 kilometers northwest of Rankin Inlet in Nunavut, Canada. The Company completed an initial field investigation shortly thereafter. The next phase of exploration which will include a program of detailed airborne magnetics to locate and prioritize specific targets that can be field checked in search of potential drill targets, will commence in the late spring.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its unaudited interim consolidated financial statements for the six months ended February 28, 2002 and the notes thereto.

Results of Operations

During the current nine months, the Company sustained a loss of $461,009 or $0.02 per share, compared to a loss of $638,862 in the comparative period in fiscal 2001. This decrease in loss was the result of a fewer resource costs written off ($188,908 – 2002; $466,171 - 2001) offset by a higher write-down of investments ($20,871 – 2002; 10,841 – 2001) and lower interest income ($31,740 – 2002; $135,340 – 2001) due to continuing weak interest rates and reduced cash reserves.

Resource costs written off consisted of $19,281 on the abandoned Antaña project and $169,627 relating to property evaluation costs on properties not acquired. In the comparative 2001 period, resource costs written off consisted of $178,328 from the Lucero/Northair claims and $287,843 on outside property examinations.

General and administrative expenses in 2002 were slightly lower than in 2001 ($282,970 – 2002; $297,188 – 2001). The reader is referred to the Interim Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of the Company's general and administrative expenses.

Liquidity and Capital Resources:

During the current nine months, the Company's cash reserves decreased by $594,875 (2000 decrease - $1,230,803) resulting in a balance of $2,013,693 as at February 28, 2002. The Company spent $328,930 on its operating activities (2001- $146,373) and $265,945 (2001 - $1,076,981) on resource property expenditures ($261,355 for deferred exploration; $4,590 for deferred acquisition). After adjusting for accounts receivable of $8,943 and current liabilities of $22,994 (including $12,142 due to Northair), the Company had net working capital of $1,999,767 as at February 28, 2002 (2001 - $2,790,601).

The Company exchanged $104,806 of deferred exploration costs relating to the Company's Donner claims into an equity investment in SVB Nickel Company Ltd. The Company currently holds an aggregate of 837,119 shares of SBVN representing a 6.55% interest. As well, the company holds a portfolio of marketable securities at a cost of $30,275. Details of these investments are itemized in Note 2 to the interim consolidated financial statements in Schedule A.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.